January 10, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JNL Series Trust
File Nos. 033-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust (the “Trust”) enclosed for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting of Shareholders, Proxy Statement, and form of Proxy and Voting Instruction Cards to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.  The proposals for consideration by shareholders of the Trust are as follows:

1.
A. To approve name, investment objective, investment strategy, and primary benchmark changes for the JNL/Lazard Emerging Markets Fund (“Proposal 1A”).

B. To approve a change to the fundamental policy regarding industry concentration  for the JNL/Lazard Emerging Markets Fund (“Proposal 1B”).

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The shareholder’s meeting for the Fund is scheduled to be held on March 27, 2020. If you have any questions concerning this filing, please contact me at (313) 730-9730.

Very truly yours,

/s/ Emily J. Bennett

Emily J. Bennet
Assistant Secretary